[redacted]

SECURITIES AND EXCHANGE COMMISSION

13026191

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTL FCStone Securities Inc CRD #45993

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

329 Park Avenue North
(No. and Street)

Winter Park (City) Florida (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nat Minucci-Chief Financial Officer 212-485-3512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Independent Drive (Address) Jacksonville (City) Flo (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2013
REGISTRATIONS BRANCH
19

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 11/29/13

DD 12/3/13

OATH OR AFFIRMATION

I, **Nat Minucci**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **INTL FCStone Securities Inc**, as of **SEPTEMBER 30th**, 20**13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

MARY TERESA KOLB
Notary Public - State of Florida
My Comm. Expires Oct 29, 2015
Commission # EE 110772

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

INTL FCSTONE SECURITIES INC.

Statement of Financial Condition

September 30, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

INTL FCSTONE SECURITIES INC.

Table of Contents

KPMG

KPMG LLP
Suite 1100
Independent Square
One Independent Drive
Jacksonville, FL 32202

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
INTL FCStone Securities Inc.:

We have audited the accompanying financial statement of INTL FCStone Securities Inc. (the Company), which comprises the statement of financial condition as of September 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of INTL FCStone Securities Inc. as of September 30, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Jacksonville, Florida
November 21, 2013
Certified Public Accountants

INTL FCSTONE SECURITIES INC.

Statement of Financial Condition

September 30, 2013

Assets

Cash and cash equivalents	$ 19,492,232
Securities owned, at fair value	105,877,788
Receivable from clearing organization, net	4,282,340
Receivable from customers, net	734,174
Deposits with clearing organizations	354,913
Deferred tax asset, net	281,987
Note receivable from customer, net	116,190
Prepaid expenses and other assets	26,926
Receivable from affiliated companies	18,508
Goodwill and intangible assets, net	5,390,750
	$ 136,575,808

Liabilities and Stockholder's Equity

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 108,291,055
Clearing fees payable to clearing organization	304,816
Accrued employee compensation	906,657
Accounts payable and accrued expenses	667,193
Deferred revenues	294,365
Income taxes payable to Parent	1,743,534
Payable to affiliated companies	1,461,935
	113,669,555
Subordinated note payable to Parent (Note 8)	3,000,000
Total liabilities	116,669,555
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	10,979,671
Retained earnings	8,926,572
Total stockholder's equity	19,906,253
Total liabilities and stockholder's equity	$ 136,575,808

See accompanying notes to financial statement.

Note 1 – Nature of Operations

INTL FCStone Securities Inc. (the Company or INTL Securities), formerly known as INTL Trading, Inc. is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly owned subsidiary of INTL FCStone Inc. (the Parent). On November 1, 2001, the Company began making markets in international equities and American Depository Receipts (ADRs). In January 2003, the Company began trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring, and distribution. In April 2011, the Company began a fee based business which provides assistance and sponsorship for foreign firms who wish to quote their stocks on the OTCQX market.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA), an entity created through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company clears its securities transactions through both Pershing Securities Inc. and Broadcort, a division of Merrill Lynch, Pierce, Fenner & Smith, Inc. on a fully disclosed basis.

On December 12, 2012, the Company acquired the institutional accounts of Tradewire Securities, LLC, a Miami-based securities broker-dealer servicing customers throughout Latin America and a wholly-owned subsidiary of Tradewire Group Ltd. Tradewire Securities, LLC provided global brokerage services to institutions and individual investors directly and through a global network of partners. With its experienced team, Tradewire Securities, LLC serviced a wide range of institutional customers, including hedge funds, pension funds, broker-dealers and banks located in Latin America, Caribbean, North America and Europe.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The most significant of these estimates and assumptions relate to fair value measurements for financial instruments and investments, revenue recognition, the provision for probable losses from bad debts, valuation of goodwill and intangible assets, incomes taxes and contingencies. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any necessary adjustments prior to their issuance. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Foreign Currency Translation

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2013. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash with clearing organization, foreign currency, and money market funds and is stated at cost, which approximates fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

Financial Instruments

As of September 30, 2013, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying values of securities owned and any securities and foreign currency sold, not yet purchased, are stated at their fair values at September 30, 2013 as they are based on quoted market prices.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company has adopted the provisions of the FASB ASC Topic 820, Fair Value Measurements and Disclosures. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The Company maintains its investments in securities at fair value. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Goodwill and Identifiable Intangible Assets

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with the Intangibles – Goodwill and Other Topic of the ASC, goodwill is tested for impairment on an annual basis at the fiscal year-end, and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. No impairment of goodwill has been identified as of and for the year ended September 30, 2013.

Identifiable intangible assets subject to amortization are amortized using the straight-line method over their estimated period of benefit, currently ten years. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with the Intangibles – Goodwill and Other Topic of the ASC. Residual value is presumed to be zero.

Business Combinations

Acquisitions during the year ended September 30, 2013 are accounted for as business combinations in accordance with the provisions of the Business Combinations Topic of the ASC. Under this accounting guidance most of the assets and liabilities acquired and assumed are measured at fair value as of the acquisition date. Certain contingent liabilities acquired require remeasurement at fair value in each subsequent reporting period. Acquisition related costs, such as fees for attorneys, accountants, and investment bankers, are expensed as incurred and are not capitalized as part of the purchase price. For all acquisitions, regardless of the consummation date, deferred tax assets, valuation allowances, and uncertain tax position adjustments occurring after the measurement period are recorded as a component of income, rather than adjusted through goodwill. Determining the fair value of certain assets and liabilities acquired is subjective in nature and often involves the use of significant estimates and assumptions. Estimating the fair value of the assets and liabilities acquired requires significant judgment.

Revenue Recognition

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. The related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Fee income for structuring and arrangement of debt transactions and management and investment advisory income is recorded when the services related to the underlying transactions are provided and success fees are recorded when complete, as determined under the terms of the assignment or engagement. Interest income and expense are recorded on the accrual basis and are reflected on a net basis in the statement of operations. Dividend income and expense are recognized on the ex-dividend date and are reflected on a net basis in the statement of operations.

Compensation and Benefits (Including Stock-Based Compensation)

Compensation and benefits consist of salaries and incentive compensation. INTL Securities classifies employees as either traders or salaried and support personnel. The most significant component of the Company's compensation expense is the employment of traders, who are paid bonuses based on the revenues that their trading activities generate.

The Parent's share-based compensation plan permits the issuance of shares of INTL FCStone Inc. common stock to key employees of the Company. Share-based compensation is allocated to the Company and included in compensation and benefits expense, see note 10. The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model and a single option award approach. This model also utilizes the fair value of common stock and requires that, at the date of grant, the Company use the expected term of the award, the expected volatility of the price of its common stock, the risk-free interest rate, and the expected dividend yield of its common stock to determine the estimated fair value. The grant date fair value of the awards expected to vest is then realized on a straight-line basis over the requisite service periods of the awards and allocated to the Company. The guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The compensation cost is settled through amounts due to the Parent, and therefore the allocation of compensation expense was not recorded as a component of equity or a capital contribution.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of its Parent. Income taxes are allocated to the Company using the pro-rata method. The amount of income tax expense or benefit allocated to the Company by the Parent represents federal and state income taxes attributable to the operating results of the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not of being sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2013. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax expense or benefits as income tax in the statement of operations. No amounts have been accrued for the payment of interest and penalties at September 30, 2013.

Recent Accounting Standards

In September 2011, the FASB issued amended guidance on goodwill impairment testing. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment, whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount, before calculating the fair value of the reporting unit. Because the qualitative assessment is optional, entities may bypass it for any reporting unit in any period and begin their impairment analysis with the quantitative calculation in step 1. The guidance does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the guidance does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant, however, it does revise the examples of events and circumstances that an entity should consider. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted this guidance for fiscal year 2013, which is the Company's first fiscal year beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the Company's financial statements.

In December 2011, the FASB issued new guidance on the disclosures about offsetting assets and liabilities. While the FASB retained the existing offsetting models under U.S. GAAP, the new standard requires disclosures to allow investors to better compare and understand significant quantitative differences in financial statements prepared under U.S. GAAP. The new standard is effective for annual periods beginning after January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company expects to adopt this guidance for the fiscal year beginning October 1, 2013. The adoption of this guidance is expected to changed some of the Company's disclosures within the notes to the financial statements.

Note 3 – Assets and Liabilities, at Fair Value

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC Topic 820.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2013:

	Level 1	Level 2	Level 3	Total
ASSETS:				
U.S. Preferred stock	$ 1,040,641	$ —	$ —	$ 1,040,641
Common stock and American Depository Receipts	48,273,318	19,851,689	—	68,125,007
Foreign ordinary stock	36,665,551	—	—	36,665,551
Debt instruments	46,589	—	—	46,589
Financial instruments owned	86,026,099	19,851,689	—	105,877,788
Note receivable from customer, net	—	—	116,190	116,190
TOTAL ASSETS AT FAIR VALUE	$ 86,026,099	$ 19,851,689	$ 116,190	$ 105,993,978
LIABILITIES:				
U.S. Preferred stock	$ 751,050	$ —	$ —	$ 751,050
Common stock and American Depository Receipts	82,135,803	16,634,379	—	98,770,182
Foreign ordinary stock	8,769,823	—	—	8,769,823
Financial instruments sold, not yet purchased	91,656,676	16,634,379	—	108,291,055
TOTAL LIABILITIES AT FAIR VALUE	$ 91,656,676	$ 16,634,379	$ —	$ 108,291,055

All common stock and American Depository Receipts represent equities of foreign entities denominated in U.S. dollars. Foreign ordinary stock represents foreign equities denominated in foreign currency translated to U.S. dollars.

There were no transfers of financial assets or liabilities between level 1 or level 2 during the year ended September 30, 2013. The Company carried $116,190 of level 3 assets as of September 30, 2013, as detailed in the table below:

	Level 3 Financial Assets Year ended September 30, 2013					
	Balances at beginning of year	**Realized gains (losses) during year**	**Unrealized gains (losses) during Period**	**Purchases, issuances, settlements**	**Transfers in or (out) of Level 3**	**Balances at end of year**
ASSETS:						
Note receivable from customer, net	$ 102,728	$ —	$ 13,462	$ —	$ —	$ 116,190
	$ 102,728	$ —	$ 13,462	$ —	$ —	$ 116,190

The level 3 other receivables, net amount consist of a note receivable that is revalued every period utilizing an internally-developed methodology, which determines a price that is derived from securities that are similar in type, coupon and maturity.

Note 4 – Financial Instruments with Off-Balance Sheet Risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2013 at the fair values of the related securities of $108,291,055. The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2013.

Note 5 – Goodwill and Intangible Assets, net

Goodwill and intangible assets acquired during the fiscal year ended September 30, 2013 relate to the acquisition, as discussed in Note 14. The gross and net carrying values of goodwill and intangible assets as of September 30, 2013, by major intangible asset class are as follows:

	Gross Amount	Accumulated Amortization	Net Amount
Goodwill	$ 2,810,000		$ 2,810,000
Intangible assets subject to amortization:			
Customer list	2,790,000	(209,250)	2,580,750
	$ 5,600,000	$ (209,250)	$ 5,390,750

Note 6 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at September 30, 2013 are as follows:

Deferred tax assets:	
Amortization	$ 78,297
Bad debt reserve	95,043
Accrued expenses	87,932
Accrued compensation	24,578
Other	599
Total deferred tax assets	286,449
Deferred tax liabilities:	
Prepaid expenses	(4,462)
Total deferred tax liabilities	(4,462)
Deferred tax asset, net	$ 281,987

Based on the level of historical taxable income and projections for future taxable income of the Parent, management believes it is more likely than not that deferred tax assets will be realized.

The Company has open tax years ranging from September 30, 2008 through September 30, 2013 with various taxing authorities.

Note 7 – Related-Party Transactions

During 2013, the Company had borrowings under a subordinated note agreement with the Parent dated August 29, 2013 totaling $3,000,000 as of September 30, 2013 which carries an interest rate of 0.25%, a minimum term of one year, and a maturity date of August 30, 2014. This subordinated liability is available in computing net capital under the SEC's uniform net capital rule. If, and

to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Parent holds the operating assets and liabilities for the Company's debt origination business, and transfers the net revenues from these activities to the Company on a monthly basis. As of September 30, 2013, there were notes receivable of $21,110,615, loans payable under participation agreements of $18,673,300, along with the related accrued interest receivable of $210,477 and accrued interest payable of $71,157, and $487,566 of deferred revenues, net of costs recorded on the books of the Parent.

An affiliated company owns the physical assets that the Company uses in its day-to-day activities. As of September 30, 2013, there was $1,461,935 in amounts payable to the Parent and its affiliates.

In addition, the Company pays certain expenses on behalf of its affiliates, which are reimbursed on a current basis. As of September 30, 2013, there was $18,508 in amounts receivable outstanding from affiliates.

Note 8 – Commitments and Contingencies

The Company clears most of its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. (Broadcort) under a clearing agreement (the Agreement) that was renewed with modified terms on June 1, 2010 expiring on September 15, 2013. Henceforth, unless the Company gives Broadcort 90 days' notice of its intention not to renew the Agreement, the Agreement is automatically renewed for an additional one-year term. If the Company terminates the Agreement before the conclusion of the current term or any automatic renewal term, the Company will immediately owe Broadcort the greater of 1) the sum of all continuing minimum payments (currently $50,000 per month) through the end of the current term or automatic renewal term; or 2) the total value of the clearing deposit (currently $100,000) at the time of termination.

The Company also clears some of its securities transactions through Pershing Securities Inc. (Pershing) under a clearing agreement dated October 26, 2012, which may be terminated by either party without cause with 180 days notice. If the Company terminates the agreement without cause, or if Pershing terminates the agreement for cause, as specified within the agreement, the Company shall be liable for a termination fee of $750,000 within the first year of service, $500,000 within the second year of service, and $250,000 within the third year of service.

On September 20, 2013, the Parent entered into an agreement with a syndicate of banks, for a Revolving Credit Facility committed until September 20, 2016. This Revolving Credit Facility entitles the Parent to borrow up to $140 million, subject to certain conditions. The loan proceeds are used to finance the working capital needs of the Parent and certain subsidiaries. At September 30, 2013, the outstanding balance on this facility was $55,000,000. The Company has executed a limited guaranty in favor of the syndicate of lenders. The total amount of the guarantee includes a Base Guarantee of $1,500,000 plus an Additional Guarantee equal to the excess net capital existing at any time less the sum of (i) the difference between $5,000,000 and the Company's net capital requirement, provided this amount is positive; and (ii) the Base Guarantee amount. This contingent commitment at September 30, 2013 is equal to $5,421,464, including $1,500,000 in Base Guarantee plus $3,921,464 Additional Guarantee.

The Parent has assumed the contingent liability relating to the December 2012 acquisition of the institutional accounts of Tradewire Securities, LLC, which may result in the payment of additional purchase price consideration, see Note 14 for discussion of the acquisition. The acquisition date fair value of additional consideration was estimated to be $5,600,000. The contingent liability recorded represents contingent payments equal to 50% of the adjusted earnings before interest and taxes of the business of the acquired institutional accounts and additional business activity derived from the business for the forty-two month period ending June 30, 2016, with a discount rate being applied to those future payments. The Parent expects to make annual cash payments related to this contingent liability within 30 days of each calendar year-end, with the final payment representing the results for the last six months to June 30, 2016 being paid prior to July 30, 2016. The Parent has agreed to assume the liability and make a capital contribution for any contingent consideration accrued or paid in connection with any transactions that involve contingent consideration.

Note 9 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company's net capital was $5,000,000, which was $4,000,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 2.16 to 1.

Note 10 – Share-Based Compensation

The Parent sponsors a share-based stock option plan (the Plan) available for its directors, officers, employees and consultants. The Plan permits the issuance of stock options of INTL FCStone Inc. common stock to key employees of the Company. Awards that expire or are canceled generally become available for issuance again under the Plan. INTL FCStone Inc. settles stock option exercises with newly issued shares of common stock. During the year ended September 30, 2013, share-based compensation of $54,032 has been allocated to the Company related to amortization of awards previously granted to the Company's employees and is included in compensation and benefits.

There were 3,000 stock options awarded to Company personnel during the year ended September 30, 2013. The strike price was set at the market value on the December 17, 2012 date of grant at $17.53, with the value calculated using the Black-Scholes option pricing model of $4.21 per share based on assumptions including a risk-free rate of 0.31%, no dividends, volatility of 35.43% and an expected life of 2.88 years. Future amortization of share-based compensation is not expected to be material to the Company or its financial position.

Note 11 – Retirement Plans

The Company offers its U.S. employees the ability to participate in the INTL FCStone 401(k) Plan (401(k) Plan), a defined contribution plan providing retirement benefits to all employees who have reached 21 years of age and have completed four months of service. Employees may contribute from 1% to 80% of their annual compensation to the 401(k) Plan but are limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes matching contributions to the 401(k) Plan in an amount equal to 62.5% of each participant's eligible elective deferral contribution to the 401(k) Plan up to 8% of eligible compensation. Matching contributions vest based on the following years of service:

Less than two - 0%,

Two to three - 20%,

Three to four - 40%,

Four to five - 60%,

Greater than five - 100%.

U.K. based employees of INTL FCStone are eligible to participate in a defined contribution pension plan. The Company contributes double the employee's contribution up to 10% of total base salary for this plan. For this plan, employees are 100% vested in both the employee and employer contributions at all times.

Note 12 – Concentrations

For the year ended September 30, 2013, fourteen customers made up approximately 72% of the Company's customer trading volume with the highest being 13%. Trading volume is not directly indicative of trading profitability.

Note 13 – Acquisitions

Tradewire

On December 12, 2012, the Company acquired the institutional accounts of Tradewire Securities, LLC, a Miami-based securities broker-dealer servicing customers throughout Latin America and a wholly-owned subsidiary of Tradewire Group Ltd. Tradewire Securities, LLC provided global brokerage services to institutions and individual investors directly and through a global network of partners. Additionally, as part of the transaction, the Company hired more than 20 professional staff from Tradewire Securities, LLC's securities broker-dealer business based in Miami, Florida.

The consideration to be paid for the acquisition of institutional accounts from Tradewire Securities, LLC consists of three annual contingent payments and a final contingent payment covering the last six months, for a total of forty-two months. The Company estimated the values of the net assets acquired with assistance from a third-party valuation firm, and allocated the purchase costs among identified intangible assets with determinable useful lives and goodwill. The Company recorded goodwill and other intangible assets of $5,600,000 relating to the value of the contingent consideration estimated to be paid by the Parent, which assumed the liability in connection with this transaction. See Note 9 for details on the contingent consideration payable related to

this transaction. Intangible assets related to this transaction include $2,810,000 of goodwill, which has an indefinite life, and $2,890,000 of identified intangible assets with a 10-year estimated life.

First American Capital and Trading

On May 3, 2013, the Company reached an agreement in which First American Capital and Trading Corp. ("FACT"), agreed to transfer its customer accounts to the Company. Completion of this transaction is subject to certain conditions, including regulatory approval. FACT provides correspondent clearing services to institutional customers directly and through a global network of partners. FACT services a wide range of institutional customers, including broker-dealers, investment advisors, and fund managers.

Upon successful closing of this transaction, the Company will record goodwill and other intangible assets relating to the contingent consideration expected to be paid under this agreement. On November 13, 2013, provisional regulatory approval was received from FINRA and FACT successfully transferred their customer accounts to the Company.

Note 14 – Subsequent Events

Management has evaluated and disclosed events and transactions for potential recognition or disclosure herein through November 21, 2013, which is the date the financial statements were issued, and has determined that no additional disclosures or adjustments are required.